Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NOVAGOLD RESOURCES INC. 2300 - 200 Granville Street Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

July 29, 2005

Item 3.	News Release

The attached news release announcing the material change referred to in this report was issued on July 29, 2005.

Item 4.	Summary of Material Changes

On July 29, 2005 NovaGold Resources Inc. (the “Company”) announced that it purchased 5,374,544 common shares of U.S. Gold Corporation for US$2,687,272.

Item 5.	Full Description of Material Change

On July 29, 2005 the Company announced that it purchased 5,374,544 common shares of U.S. Gold Corporation for US$2,687,272. U.S. Gold is a Colorado corporation with its shares trading on the OTC BB under the symbol “USGL”. U.S. Gold has mineral property interests in the United States and Mexico.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Robert J. (Don) MacDonald, Senior Vice President, Chief Financial Officer and Secretary, at (604) 669-6227.

Item 9.	Date of Report

Executed this 2nd day of August, 2005 in the City of Vancouver, in the Province of British Columbia.

NOVAGOLD RESOURCES INC.

“Robert J. (Don) MacDonald”
_______________________________
Robert J. (Don) MacDonald
Senior Vice President, Chief Financial Officer and Secretary

News Release	AMEX, TSX Symbol: NG

NovaGold Purchases Shares of U.S. Gold Corporation

29 July 2005 – Vancouver, NovaGold Resources Inc. (AMEX, TSX: Symbol NG)

NovaGold is pleased to announce that it has purchased 5,374,544 common shares of U.S. Gold Corporation for US$2,687,272. U.S. Gold is a Colorado corporation with its shares trading on the OTC BB under the symbol “USGL”. U.S. Gold has mineral property interests in the United States and Mexico.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Canada and the United States. NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 66.3 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact:

Don MacDonald, CA Senior VP & CFO Corporate E-mail: Don.MacDonald@NovaGold.net	Greg Johnson, Vice President, Communications & Strategic Development E-mail: Greg.Johnson@NovaGold.net

(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.